Algonquin Power & Utilities Corp. Announces 2015 Third Quarter Financial Results

OAKVILLE, Ontario – November 5, 2015 – Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the third quarter ended September 30, 2015.

Third Quarter Financial Highlights:

•
For the third quarter of 2015, revenue was $189.6 million compared to $151.6 million in the third quarter of 2014. The increase in revenue is primarily the result of the start of commercial operations at the St. Damase and Morse Wind Facilities and the Bakersfield I Solar Facility, the impact of successful rate case settlements, and the stronger U.S. dollar. For the nine months of 2015, APUC generated revenue of $767.6 million as compared to $682.3 million in the nine months of 2014.

•
In the third quarter of 2015, Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA”1) was $70.2 million compared to $41.4 million in the third quarter of 2014. The increase was primarily due to the impact of rate case settlements, full nine months of production at the St. Damase Wind Facility and Cornwall Solar Facility, along with the start of production of the Morse Wind Facility and Bakersfield I Solar Facility, and the stronger U.S. dollar. APUC reported Adjusted EBITDA[1] of $266.0 million for the nine months of 2015 compared to $206.1 million for the nine months of 2014.

•
APUC reported net earnings from continuing operations attributable to shareholders of $16.7 million or $0.06 per common share in the third quarter of 2015 compared to a loss of $6.1 million or a loss of $0.04 per common share in the third quarter of 2014. APUC reported net earnings from continuing operations attributable to shareholders of $80.5 million or $0.29 per common share for the first nine months of 2015 as compared to $44.7 million or $0.18 per common share for the nine months of 2014.

•
APUC reported adjusted net earnings[1] attributable to shareholders of $17.3 million or $0.06 per common share in the third quarter of 2015 compared to a loss attributable to Shareholders of $0.4 million or a loss of $0.01 per common share during the same period in 2014. APUC reported adjusted net earnings[1] attributable to shareholders of $82.0 million or $0.31 per common share for the first nine months of 2015 as compared to $53.0 million or $0.22 per common share for the nine months of 2014.

Third Quarter Highlights:

•
On October 19, 2015 the Generation Group announced it has agreed to jointly develop a 150 MW construction stage wind project in the United States with Renewable Energy Systems Americas Inc. The Deerfield Wind Project ("Deerfield") is located in central Michigan and has a 20 year power purchase agreement. The total project cost is expected to be approximately U.S. $303 million and is expected to achieve commercial operation at the end of 2016 with its first full year of operation being 2017.

•
On November 5, 2015, APUC announced that the Board of Directors of APUC declared a dividend of U.S. $0.09625 per common share, payable on January 15, 2016 to the shareholders of record on December 31, 2015 for the period from October 1, 2015 to December 31, 2015. Shareholders can elect to receive the dividend in the amount of Cdn $0.12673.

"APUC has again delivered strong quarterly results that reflect continued solid growth in earnings and cash flows from our Generation and Distribution businesses over the past year," commented Ian Robertson, Chief Executive Officer of APUC. "Over the past three months we have continued to advance our multi-billion dollar commercially secured portfolio of value accretive investment opportunities, including the recent announcement regarding the 150 MW Deerfield wind power project in Michigan which is now under construction."

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 6, 2015, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:
Date: Friday, November 6, 2015
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330
Conference ID: 797053

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 797053 from November 6, 2015 until November 20, 2015.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Amanda Dillon
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the quarter ended September 30, 2015.

Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC.  APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

4